Exhibit 99.1

Höegh LNG Colombia Holding Ltd. Combined Carve-out Financial Statements

Index to Höegh LNG Colombia Holding Ltd. Combined Carve-out Financial Statements as of and for the year ended December 31, 2015

Report of Independent Auditors	2
Combined Carve-out Statement of Income for the year ended December 31, 2015	3
Combined Carve-out Statement of Comprehensive Income for the year ended December 31, 2015	4
Combined Carve-out Balance Sheet as of December 31, 2015	5
Combined Carve-out Statement of Changes in Owner’s Equity for the year ended December 31, 2015	6
Combined Carve-out Statement of Cash Flows for the year ended December 31, 2015	7
Notes to the Combined Carve-out Financial Statements	8

Report of Independent Auditors

The Board of Directors of Höegh LNG Colombia Holding Ltd.

We have audited the accompanying combined carve-out financial statements of Höegh LNG Colombia Holding Ltd., as described in Note 1, which comprise the combined carve-out balance sheet as of December 31, 2015 and the related combined carve-out statements of income, comprehensive income, changes in owner’s equity and cash flows for the year then ended, and the related notes to the combined carve-out financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined carve-out financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined carve-out financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined carve-out financial position of Höegh LNG Colombia Holding Ltd. at December 31, 2015, and the combined carve-out results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AS

Oslo, Norway

December 1, 2016

HÖEGH LNG COLOMBIA HOLDING LTD.
COMBINED CARVE-OUT STATEMENT OF INCOME
(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2015
REVENUES
Time charter revenues	3	$—
Total revenues		—
OPERATING EXPENSES
Administrative expenses	10	(2,217)
Depreciation and amortization	6	—
Total operating expenses		(2,217)
Operating income (loss)		(2,217)
FINANCIAL INCOME (EXPENSE), NET
Interest expense	4,9,10	(2,146)
Gain (loss) on derivative financial instruments	4,12	(926)
Other financial items, net	4	(4)
Total financial income (expense), net	4	(3,076)
Income (loss) before tax		(5,293)
Income tax expense	5	—
Net income (loss)		$(5,293)

The accompanying notes are an integral part of the combined carve-out financial statements.

HÖEGH LNG COLOMBIA HOLDING LTD.
COMBINED CARVE-OUT STATEMENT OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2015
Net income (loss)		$(5,293)
Unrealized gain (loss) on cash flow hedge	12	(2,157)
Other comprehensive income (loss), net of tax		(2,157)
Comprehensive income (loss)		$(7,450)

The accompanying notes are an integral part of the combined carve-out financial statements.

HÖEGH LNG COLOMBIA HOLDING LTD.
COMBINED CARVE-OUT BALANCE SHEET
(in thousands of U.S. dollars)

		As of December 31,
	Notes	2015
ASSETS
Current assets
Cash and cash equivalents	11	$177
Amounts due from owners and affiliates	10,11	185
Total current assets		362
Long-term assets
Newbuilding	6,10	96,352
Deferred charges	7	2,538
Total long-term assets		98,890
Total assets		$99,252
LIABILITIES AND EQUITY
Current liabilities
Trade payables		$57
Loans and promissory notes due to owners and affiliates	10,11	102,298
Derivative financial instruments	11,12	1,501
Accrued liabilities and other payables	8	201
Total current liabilities		104,057
Long-term liabilities
Derivative financial instruments	11,12	2,027
Total long-term liabilities		2,027
Total liabilities		106,084
EQUITY
Owner’s equity		(1,044)
Accumulated other comprehensive income (loss)		(5,788)
Total equity		(6,832)
Total liabilities and equity		$99,252

The accompanying notes are an integral part of the combined carve-out financial statements.

HÖEGH LNG COLOMBIA HOLDING LTD.
COMBINED CARVE-OUT STATEMENT OF CHANGES IN OWNER’S EQUITY
(in thousands of U.S. dollars)

		Accumulated
		Other
	Owner’s	Comprehensive	Total
	Equity	Income (Loss)	Equity
Combined carve-out balance as of December 31, 2014	$520	(3,631)	$(3,111)
Net income (loss)	(5,293)	—	(5,293)
Other comprehensive income (loss)	—	(2,157)	(2,157)
Carve-out contribution from (distributions to) owner, net	3,729	—	3,729
Combined carve-out balance as of December 31, 2015	$(1,044)	(5,788)	$(6,832)

The accompanying notes are an integral part of the combined carve-out financial statements.

HÖEGH LNG COLOMBIA HOLDING LTD.
COMBINED CARVE-OUT STATEMENT OF CASH FLOWS
(in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2015
OPERATING ACTIVITIES
Net loss		$(5,293)
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in accrued interest expense	14	2,343
Loss on derivative financial instruments on cash settlement	12	913
Unrealized loss (gains) on derivative financial instruments	12	13
Changes in working capital:
Amounts due from owners and affiliates		(185)
Trade payables		(252)
Amounts due to owners and affiliates		(11)
Accrued liabilities and other payables		(1,685)
Net cash provided by (used in) operating activities		(4,157)

INVESTING ACTIVITIES
Expenditure for vessel and newbuilding		(7,321)
Net cash provided by (used in) investing activities		(7,321)

FINANCING ACTIVITIES
Proceeds from loans and promissory notes due to owners and affiliates		11,121
Contributions from (distributions to) owners		3,729
Payment of debt issuance cost		(9)
Cash settlement of derivative financial instruments	12	(3,186)
Net cash provided by (used in) financing activities		11,655

Increase (decrease) in cash and cash equivalents		177
Cash and cash equivalents, beginning of year		—
Cash and cash equivalents, end of period		$177

The accompanying notes are an integral part of the combined carve-out financial statements.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Colombia Holding Ltd., a Cayman Islands company, was incorporated on January 27, 2016 for the purpose of owning companies that have a 100% ownership of, and operate, the Höegh Grace, a floating storage regasification unit (the “FSRU” or the “vessel”) and the associated contracts for the time charter. Höegh LNG Colombia Holding Ltd. is 100% owned by a subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”).

Höegh LNG FSRU IV Ltd., a Cayman Islands company (the “FSRU owning entity”), is an indirect 100% owned subsidiary of Höegh LNG. On November 1, 2014 Höegh LNG FSRU IV Ltd. entered into an International Leasing Agreement (“ILA”) with Sociedad Portuaria El Cayao S.A. E.S.P (“SPEC”, or the “Charterer”) for the lease of an FSRU being constructed by Hyundai Heavy Industries Co. Ltd. (“HHI”). The FSRU will serve as a LNG import terminal in Cartagena, on the Atlantic coast of Colombia. The initial term of the lease is 20 years. However, the Charterer has an unconditional option to cancel the lease after 10 and 15 years. As a result, the non cancellable lease period is for ten years. The lease is expected to commence in December 2016. On November 1, 2014 Höegh LNG also entered into an Operation and Service Agreement (“OSA”) with SPEC to operate and provide certain services for the FSRU for SPEC for the duration of the ILA.

A subsidiary of Höegh LNG had the shipbuilding contract with HHI for the delivery of the Höegh Grace. This subsidiary of Höegh LNG transferred the Höegh Grace along with associated assets and liabilities to Höegh LNG FSRU IV Ltd. as of the delivery date of the FSRU by HHI on March 30, 2016.

On March 17, 2016, Höegh LNG Colombia S.A.S. (the “Contractor”) was incorporated in Colombia as a limited liability company with Colombian tax residency. The Contractor is a 100% owned subsidiary of Höegh LNG Colombia Holding Ltd. and will provide ship management services, including technical management, to SPEC under the OSA. The OSA was novated from Höegh LNG to Höegh LNG Colombia S.A.S. on October 17, 2016.

In June 2016, the 100% ownership of Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, was transferred to Höegh LNG Colombia Holding Ltd.

These combined carve-out financial statements include the individual financial statements of Höegh LNG FSRU IV Ltd. (prior to the transfer of its ownership to Höegh LNG Colombia Holding Ltd.) and the carve-out assets, liabilities, revenues, expenses and cash flows related to the Höegh Grace from the accounting records of Höegh LNG (prior to the transfer of the FSRU to Höegh LNG FSRU IV Ltd.). The combined carve-out financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the purpose of meeting the requirements of Securities and Exchange Commission Rule 3-05 of Regulation S-X.

Activities related to the Höegh Grace carved-out of Höegh LNG and Höegh LNG FSRU IV Ltd. are collectively referred to in these combined carve-out financial statements as the “Combined entities.”

Subsidiaries of Höegh LNG provided building supervision, commercial and technical services for the Höegh Grace for the year ended December 31, 2015.

Under Cayman Islands law, Höegh LNG FSRU IV Ltd. may only pay distributions out of profits or capital reserves if it is solvent after the distribution. Dividends from Höegh LNG FSRU IV Ltd. may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Höegh LNG FSRU IV Ltd. would remain in compliance with the financial covenants under the Gallant/Grace facility (refer to note 9).

The following table lists the entities combined in these combined financial statements and their purpose as of December 31, 2015.

Name	Jurisdiction of Incorporation or Registration	Purpose
Höegh LNG FSRU IV Ltd. (100% owned)	Cayman Islands	To own the Höegh Grace

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

2. Significant accounting policies

a. Basis of presentation

The combined carve-out financial statements are prepared in accordance with US GAAP. All inter-company balances and transactions are eliminated.

On March 30, 2016, Höegh LNG FSRU IV Ltd. acquired 100% ownership of the Höegh Grace, along with associated assets and liabilities. In June 2016, the 100% ownership of Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, was transferred to Höegh LNG Colombia Holding Ltd. Both transactions were accounted for as reorganization of entities under common control and the transfer of net assets were recorded at Höegh LNG’s historical book value as adjusted to be in accordance with US GAAP.

b. Carve-out principles

For the year ended December 31, 2015, the combined carve-out financial statements presented herein have been carved out of the consolidated financial statements of Höegh LNG and adjusted to be in accordance with US GAAP.

The combined carve-out financial statements include the financial statements of Höegh LNG FSRU IV Ltd. (the owner of the Höegh Grace as of March 30, 2016). For periods prior to the transfer of the Höegh Grace to Höegh LNG FSRU IV Ltd., the newbuilding activities of the Höegh Grace and its related assets, liabilities, revenues, expenses and cash flows are included in the combined carve-out financial statements.

Prior to the transfer of the Höegh Grace to Höegh LNG FSRU IV Ltd. on March 30, 2016, Höegh Grace was not operated as a discrete unit or included in a single purpose legal entity. Accordingly, the FSRU has been “carved-out” of Höegh LNG’s assets, liabilities, revenues, expenses and cash flows as they relate to the Höegh Grace through the use of the information system of Höegh LNG.

Höegh LNG’s accounting system tracks capital expenditures and expenses by project code, including the capitalized cost of newbuilding and projects under construction, administration costs for those working on such projects through Höegh LNG’s time-write system, commitment fees and deferred debt issuance cost for related financing and certain expenses related to contracts. Höegh LNG’s time-write system records project team and administration staff hours worked on specific vessels or by project code for purposes of recording associated staff costs and overhead. Accordingly, for periods prior to March 30, 2016, the capitalized cost of the construction of the Höegh Grace, associated costs and related balances have been specifically identified based on project codes for the purpose of preparing the combined carve-out financial statements.

Cash, working capital items, amounts due to owners and affiliates and equity balances are not tracked by project code. Cash and restricted cash were not allocated to the carve-out financial statements unless specific accounts were identified. Working capital items and accruals were reviewed at the transaction level to identify those specifically related to the construction of the Höegh Grace. The share of loans due to owners and affiliates related to the financing of the construction in progress and the related interest expense have been allocated to the combined carve-out financial statements.

In addition, there are administrative expenses of Höegh LNG Partners LP, that cannot be attributed to a specific vessel or project directly. The administrative expenses include undistributed corporate management expenses, administrative staff’s salary expenses and benefits and general and administrative expenses. These undistributed administrative expenses have been allocated to the combined carve-out financial statements based on operations or the number of entities that are part of Höegh LNG Partners LP.

Subsidiaries of Höegh LNG have provided the commercial and technical services for the Höegh Grace, including supervision of newbuilding, and employ the crews that work on the Höegh Grace. Accordingly, the Combined entities are not liable for any pension or post retirement benefits, since they have had no direct employees for the year ended December 31, 2015.

Income tax expense has been allocated to the Combined entities on a separate return basis. Höegh LNG FSRU IV Ltd. is not liable for income taxes to the Cayman Islands.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Management has deemed the allocations reasonable to present the financial position, results of operations, and cash flows of the Combined entities on a stand-alone basis. However, the financial position, results of operations and cash flows of the Combined entities may differ from those that would have been achieved had the Combined entities operated autonomously for all years since stand alone administrative expenses for legal, treasury and management could differ from allocated amounts. Accordingly, the combined carve-out financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Combined entities.

c. Accounting policies

Foreign currencies

The reporting currency in the combined carve-out financial statements is the U.S. dollar, which is the functional currency of the FSRU-owning entities. All revenues will be received in U.S. dollars and a majority of the expenditures for investments and all of the long-term debt are denominated in U.S. dollars. The time charter of the Höegh Grace is expected to commence in December 2016. Transactions denominated in other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. Monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated at the exchange rates in effect at the balance sheet date. Resulting gains or losses are reflected in the accompanying combined carve-out statements of income.

Time charter revenues and related expenses

Time charter revenues:

The time charter of the Höegh Grace is expected to commence in December 2016. The time charter includes the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. The time charter revenues consist of charter hire payments under time charters, fees for providing time charter services and fees to cover actual vessel operating expenses and reimbursement of certain taxes incurred. The hire rate is payable in U.S. dollars. Time charter revenues are presented net of any value added tax (“VAT”) or other tax.

Leases are classified based upon defined criteria either as direct financing leases or operating leases. A lease that transfers substantially all of the benefits and risks of the FSRU to the charterer is accounted for as a financing by the lessor. All other leases that do not meet the criteria are classified as operating leases. The initial term of the time charter of the Höegh Grace is 20 years, however, the charterer has an unconditional option to cancel the time charter after 10 and 15 years. As a result, the non-cancelable lease term is 10 years. The time charter of the Höegh Grace does not transfer substantially all of the benefits and risks of the FSRU to the charterer and, therefore, will be accounted for as an operating lease.

The lease element of a time charter accounted for as an operating lease is recognized on a straight line basis over the term of the charter. Revenues for the lease element are not recognized for days that the FSRU is off-hire.

Fees for providing time charter services, fees to cover actual vessel operating expenses and reimbursement of certain are recognized as revenues as services are performed or the actual costs are incurred. Revenues for the services element are not recognized for days that the FSRU is off-hire.

Any amounts invoiced prior to the commencement date of an operating lease are recognized in revenue over the non-cancelable lease term.

Related expenses:

Voyage expenses include bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are all expenses unique to a particular voyage. When the vessel is on hire under the time charter, voyage expenses are generally the responsibility of, and paid directly by the charterer and not included in the income statement. When the vessel is off-hire, voyage expenses, principally fuel, may also be incurred and are paid by the FSRU-owning entity.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Vessel operating expenses, reflected in expenses in the income statement, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and technical management fees. Höegh LNG subsidiaries provide the technical operation services of the FSRU. Vessel operating expenses also include bunker fuel expenses when the vessel is on-hire and the expenses are not directly paid by the charterers.

Voyage expenses, if applicable, and vessel operating expenses are expensed when incurred.

Insurance claims

Insurance claims for property damage are recorded, net of any deductible amounts, for recoveries up to the amount of loss recognized when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss off hire are considered gain contingencies, which are recognized when the proceeds are received.

Income taxes

Income taxes are based on a separate return basis. Income taxes are accounted for using the liability method.

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the tax and the book bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. If the more-likely-than-not recognition criterion is met, a tax position is measured based on the cumulative amount that is more-likely-than-not of being sustained upon examination by tax authorities to determine the amount of benefit to be recognized in the combined carve-out financial statements. Interest and penalties related to uncertain tax positions is recognized in income tax expense in the combined carve-out statements of income.

Cash and cash equivalents

Cash, banks deposits, time deposits and highly liquid investments with original maturities of three months or less are recognized as cash and cash equivalents.

Trade receivables, amounts due from owners and affiliates and allowance for doubtful accounts

Trade receivables and amounts due from owners and affiliates are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. Account balances are charged off against the allowance when management believes that the receivable will not be recovered. The allowance for doubtful accounts was $0 for the year ended December 31, 2015.

Inventory

Inventory consists of bunker fuel maintained on the FSRU, if it is owned by the FSRU-owning entity. Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Newbuilding and Vessel

Costs incurred during the construction of the FSRU newbuilding, including interest and supervision and technical costs, are capitalized. Capitalization of interest ceases when substantially all activities have been completed to prepare the FSRU newbuilding for its intended use. The vessel is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life of 35 years, less an estimated residual value.

Modifications to the vessel, including the addition of new equipment, which improves or increases the operational efficiency, functionality or safety of the vessel, are capitalized. These expenditures are amortized over the estimated useful life of the modification.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking. For a newly built vessel, the "built-in overhaul" method of accounting is applied. Under the built-in overhaul method, costs of the newbuilding are segregated into costs that should be depreciated over the useful life of the vessel and costs that require drydocking at periodic intervals. The drydocking component is amortized until the date of the first drydocking following the delivery, upon which the actual drydocking cost is capitalized and the process is repeated. Costs of drydocking incurred to meet regulatory requirements or improve the vessel’s operating efficiency, functionality or safety are capitalized. Costs incurred related to routine repairs and maintenance performed during drydocking is expensed.

Impairment of long-lived assets

Vessels are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such events or changes in circumstances are present, the recoverability of a vessel is assessed by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. An impairment loss is recognized based on the excess of the carrying amount over the fair value of the vessel.

Derivative instruments

Interest rate swaps are used for the management of interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the transactions.

All derivative instruments are initially recorded at fair value as either current or long-term assets or liabilities as derivative financial instruments in the combined carve-out balance sheet and are subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the contract qualifies for hedge accounting.

For derivative financial instruments that are not designated or that do not qualify for hedge accounting, the changes in the fair value of the derivative financial instruments are recognized in earnings. In order to designate a derivative as a cash flow hedge, formal documentation of the relationship between the derivative and the hedged item is required. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge.

For derivative financial instruments qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded in other comprehensive income as a component of total equity. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses or amortization on the derivative that are excluded from the assessment of hedge effectiveness. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from accumulated other comprehensive income to the gain (loss) on derivative instruments line in the combined carve-out statement of income. If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in accumulated other comprehensive income remain there until the hedged item impacts earnings, at which point they are amortized or transferred to gain (loss) on derivative instruments in the combined carve-out statement of income. If the hedged items are no longer considered probable of occurring, amounts recognized in total equity are immediately transferred to the gain (loss) on derivative instruments in the combined carve-out statement of income.

Prepaid and deferred revenue

Prepaid revenue includes prepayments of fees for charter hire. Deferred revenues include payments from the charterer for which the earnings process is not yet complete.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Deferred debt issuance costs

Debt issuance costs, including arrangement fees and legal expenses, are deferred and presented as a direct deduction from the outstanding principal of the related debt in the combined carve-out balance sheet and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included as a component of interest expense. If a loan or part of a loan is repaid early, any unamortized portion of the deferred debt issuance costs is recognized as interest expense proportionate to the amount of the early repayment in the period in which the loan is repaid.

Deferred charges

Deferred charges consist primarily of direct incremental contract origination costs related to the negotiation and consummation of the time charter and are amortized over the term of the time charter contract. Deferred charges also include deferred debt issuance cost incurred prior to the drawn down of associated long-term debt.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates subject to such estimates and assumptions include the useful lives of the vessel, drydocking, the valuation of derivatives and allocation of expenses for the carve-out financial statements.

Recent accounting pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued revised guidance for the classification of debt issuance cost; Simplifying the Presentation of Debt Issuance Cost. Under the new guidance, deferred debt issuance cost will no longer be classified as assets but presented as a direct deduction from the carrying amount of the associated debt in the balance sheet. The presentation in the balance sheet is required to be adjusted on a retrospective basis. The amendments are effective for annual and interim periods beginning after December 31, 2015 and early adoption is permitted. The Combined entities implemented the guidance as of December 31, 2015. Since the long-term debt was undrawn as of December 31, 2015 the debt issuance costs are classified as deferred charges and has not been reclassified from assets to liabilities. The adoption of the new standard will reduce total assets and total liabilities by $2.3 million on the Combined entities’ balance sheet when the long-term debt is drawn in 2016.

There are no other recent accounting pronouncements, whose adoption had a material impact on the combined carve-out financial statements in the current year.

In May 2014, a new accounting standard, Revenue from Contracts with Customers, was issued by the FASB. Under the new standard, revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. The standard is effective for annual periods beginning after December 15, 2017 and early adoption is not permitted. The Combined entities are currently assessing the impact the adoption of this standard will have on combined carve-out financial statements.

In February 2016, the FASB issued revised guidance for leases. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The standard is effective for annual periods beginning after December 15, 2018. The Combined entities are currently assessing the impact the adoption of this standard will have on the combined carve-out financial statements.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3. Time charter revenues

The time charter for the Höegh Grace with SPEC has a non-cancelable lease term of ten years and is expected to commence in December 2016. As of December 31, 2015, the estimated minimum contractual future revenues to be received under the time charters for the Höegh Grace during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Total
2016	$3,457
2017	40,475
2018	40,475
2019	40,475
2020	40,475
2021 and thereafter	239,393
Total	$404,750

4. Financial income (expense), net

The components of financial income (expense), net are as follows:

Year ended December 31,
(in thousands of U.S. dollars)	2015
Interest expense:
Interest expense	$(2,865)
Commitment fees	(2,059)
Capitalized interest	2,778
Total interest expense	(2,146)
Gain (loss) on derivative financial instruments	(926)
Other financial items, net:
Foreign exchange gain (loss)	(3)
Bank charges and fees and other	(1)
Total other financial items, net:	(4)
Total financial income (expense), net	$(3,076)

Interest expense for the year ended December 31, 2015 included interest expense on loans due to owners and affiliates (note 10). The gain (loss) on derivative financial instruments related to the interest rate swaps (note 12).

5. Income tax

Income tax expense has been prepared for the Combined entities on a separate returns basis. Höegh LNG FSRU IV Ltd. is not liable for income taxes to the Cayman Islands. In addition, the subsidiary of Höegh LNG that owned the newbuilding prior to the transfer to Höegh LNG FSRU IV Ltd. on March 30, 2016 is not subject to income taxes.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6. Newbuilding and Vessel, net of accumulated depreciation

	New-
(in thousands of U.S. dollars)	building	Total
Historical cost December 31, 2014	$89,031	$89,031
Additions	7,321	7,321
Historical cost December 31, 2015	96,352	96,352
Accumulated depreciation December 31, 2014	—	—
Depreciation for the year ended December 31, 2015	—	—
Accumulated depreciation December 31, 2015	—	—
Newbuilding, net December 31, 2015	$96,352	$96,352

As of December 31, 2015, the Höegh Grace was not delivered from HHI. The Höegh Grace was delivered from HHI on March 30, 2016, and as of December 31, 2015, all capitalized cost are classified as newbuilding. Total capitalized interest is $8.0 million, of which $2.8 million is capitalized in 2015. Refer to note 4.

7. Deferred charges

As of
December 31,
(in thousands of U.S. dollars)	2015
Origination cost related to the charter	$195
Deferred debt issuance costs	2,343
Deferred charges	$2,538

Deferred debt issuance costs relate to the loan facility agreement entered into on April 11, 2014 in order to finance a portion of the Höegh Grace (refer to note 9). As of December 31, 2015 the loan related to the Höegh Grace was undrawn.

8. Accrued liabilities

As of
December 31,
(in thousands of U.S. dollars)	2015
Accrued external commitment fees	$197
Other accruals	4
Accrued liabilities	$201

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Long-term debt

Gallant/Grace facility

Höegh LNG FSRU IV Ltd., a subsidiary of Höegh LNG and the owner of the newbuilding Höegh Grace, together with Höegh LNG Cyprus Limited, the owner of Höegh Gallant, are borrowers (the “Borrowers”) under a term loan facility (the “Gallant/Grace facility”) with a syndicate of banks and an export credit agency for purpose of financing a portion of the Höegh Grace and the Höegh Gallant. The Gallant/Grace facility includes two commercial tranche and one export credit tranche related to the Höegh Gallant (the “Gallant facility”) and will include a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). As of December 31, 2015, the Höegh Grace had not been delivered from the shipyard and no amounts had been drawn related to the Höegh Grace. The Höegh Gallant was delivered from the shipyard on November 4, 2014 and, accordingly, the Gallant facility had an outstanding balance as of December 31, 2015.

The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant, an assignment of Hoegh LNG Cyprus Limited’s rights under the time charter with Höegh LNG Egypt LLC (“EgyptCo”), a 100% owned subsidiary of Höegh LNG, the assignment of EgyptCo’s rights under its time charter with Egyptian Natural Gas Holding Company (“EGAS”), the assignment of a bank guarantee for the performance of EGAS under the time charter and a pledge of the Borrower’s and EgyptCo’s cash accounts. Höegh LNG has provided a pledge of shares in Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited, and Höegh LNG has provided a pledge of shares in EgyptCo as security for the facility. As of December 31, 2015, Höegh LNG and Höegh LNG FSRU III Ltd. are guarantors of the Gallant/Grace facility. Additional security and guarantors will be added for the Grace facility when it is drawn.

The Gallant/Grace facility includes two commercial tranches and one export credit tranche related to the Höegh Gallant (the “Gallant facility”) and will include a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). All of the tranches under the Gallant/Grace facility will be cross-defaulted, cross-collateralized and cross-guaranteed. The obligations of the Borrowers are joint and several.

The interest rates vary by tranche. The commercial tranche related to the Grace facility will have an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche related to the Grace facility will have a fixed interest rate and guarantee commission of 4.07% based on the facility agreement. The commercial tranche will be repayable quarterly with a final balloon payment of $123 million due in June 2020. The export credit tranche will be repayable in quarterly installments with the final payment in March 2028 assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance of $24 million upon maturity of the commercial tranche.

Commitment fees for the Grace facility are 1.08% and 0.72% of the undrawn portions of the commercial tranche and the export credit tranche, respectively. There unused portion of the commercial tranche and the export credit tranche as of December 31, 2015, were $164 million and $36 million, respectively. There are no other lines of credit or revolving credit facilities for short- or long-term financing as of December 31, 2015.

As of December 31, 2015, no financial covenants are applicable for the Grace facility.

The Gallant/Grace facility includes provisions which come into effect in the event that Höegh LNG Partners LP acquires either the Höegh Grace or the Höegh Gallant. In such an event, Höegh LNG Partners LP becomes a Guarantor of the Gallant/Grace facility, certain covenants apply to Höegh LNG Partners LP, certain restrictions can apply to banks exercising security rights if both FSRUs are not acquired, and the acquired borrower must maintain a ratio of EBITDA to debt service (principal payments, guarantee commission and interest expense) of a minimum of 115%.

Under the Gallant/Grace facility, cash accounts are freely available for the use of the Borrowers, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrowers would remain in compliance with the financial covenants and security maintenance ratio. The Gallant/Grace facility limits, among other things, the ability of each of the Borrowers to change its business, sell or grant liens on its property including the Höegh Grace, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions and enter into intercompany debt that is not subordinated to the Gallant/Grace facility.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

10. Related party transactions

The Combined entities were an integrated part of Höegh LNG for the year ended December 31, 2015. As described in note 1, subsidiaries of Höegh LNG have agreements for the provision of building supervision, technical and commercial management services for the Höegh Grace. As described in note 2 b., certain administrative expenses have been included in the combined carve-out financial statements of the Combined entities based on actual hours incurred. In addition, management has allocated certain unallocated administrative expenses based on the number of entities that are part of Höegh LNG Partners LP.

Amounts included in the combined carve-out statements of income for the year ended December 31, 2015 or capitalized in the combined carve-out balance sheets as of December 31, 2015 are as follows:

Year ended
Statement of income:	December 31,
(in thousands of U.S. dollars)	2015
Operating expenses:
Hours and overhead (1)	$(1,190)
Allocated administrative expenses (2)	(175)
Financial income (expense):
Interest expense from Höegh LNG (3)	(1,284)
Total	$(2,649)

As of
Balance sheet	December 31,
(in thousands of U.S. dollars)	2015
Newbuilding and Vessel
Newbuilding supervision cost (4)	$2,547
Interest expense capitalized from Höegh LNG (5)	1,581
Total long-term assets	$4,128

1)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management and newbuilding supervision under service agreements. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
2)	Allocated administrative expenses: As described in note 2 b, unallocated administrative expenses of Höegh LNG Partners LP have been allocated based upon the number of entities that are part of Höegh LNG Partners LP.
3)	Interest expense charged from Höegh LNG and affiliates: Höegh LNG and its affiliates have provided loans for funding the construction of the Höegh Grace. Refer to “Amounts, loans and promissory note due to owners and affiliates” below. Refer to 5) below which describes the interest expense, which was capitalized.
4)	Newbuilding supervision cost: Subsidiaries of Höegh LNG manage the newbuilding process including site supervision, the manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hours incurred. Such costs, excluding overhead charges, are capitalized as part of the cost of the newbuilding.
5)	Interest expense capitalized charged from Höegh LNG and affiliates: As described under 3) above, Höegh LNG and its affiliates have provided funding for the newbuilding, Höegh Grace, which qualify under US GAAP as capitalized interest for the construction in progress.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Receivables, payables and major transactions with related parties

Amounts due from owners and affiliates

As of
December 31,
(in thousands of U.S. dollars)	2015
Amounts due from owners and affiliates	$185

Amounts due from owners and affiliates principally relates to a credit note for services charged as of December 31, 2015.

Loans and promissory note due to owners and affiliates

As of
December 31,
(in thousands of U.S. dollars)	2015
Loans and promissory notes due to owners and affiliates	$102,298

As of December 31, 2015, the outstanding balance of $102.3 million represented the Combined entities portion of intercompany debt and accrued interest which was carved-out of Höegh LNG’s accounts as the debt related to financing the construction of the Höegh Grace prior to drawing on the Grace facility. The loans bear interest at three month LIBOR plus a margin of 2.5% until August 31, 2015 and 2.7% as of September 1, 2015 based upon the applicable intercompany loan agreement.

The outstanding loans due to owners and affiliates are denominated in U.S. dollars and had weighted average interest rate for the year ended December 31, 2015 of 3.0%.

11. Financial instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the combined carve-out balance sheets.

Loans and promissory notes due to owners and affiliates – The fair values of the variable-rate loans and promissory notes approximates their carrying amounts of the liabilities and accrued interest reported in the combined carve-out balance sheets since the amounts are payable on demand. Refer to note 10.

Derivative financial instruments – The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instrument based on the relevant LIBOR interest rate curves, adjusted for the Combined entities credit worthiness and the credit worthiness of the counterparty to the derivative, as appropriate.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis.

		As of
		December 31, 2015
		Carrying	Fair
		amount	value
		Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$177	$177
Derivative financial instruments	2	(3,528)	(3,528)
Other:
Loans and promissory notes due to owners and affiliates	2	$(102,298)	$(102,298)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

			As of
Class of Financing Receivables	Credit Quality		December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2015
Amounts due from owners and affiliates	Payment activity	Performing	$185

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All revenues, financing, interest expenses from financing and expenditures for newbuilding are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the year ended December 31, 2015, no derivative financial instruments have been used to manage foreign exchange risk.

Interest rate risk

Interest rate swaps can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on outstanding floating-rate debt. As of December 31, 2015, there are forward starting interest rate swap agreements on the Grace facility floating rate debt that are designated as cash flow hedges for accounting purposes.

As of December 31, 2015, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Interest rate swaps (2)	LIBOR	$153,750	3,528	March 2020	2.3%

(1)	Excludes the margins paid on the floating-rate debt.

(2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly following the draw down of the facility and the start of quarterly repayments.

In April 2014, Höegh LNG FSRU IV Ltd. entered three forward starting swap agreements with an effective date of March 31, 2015 for a forecast first repayment date on June 30, 2015. The swaps amortized to match the outstanding balance of the commercial tranche of the Grace facility down to the balloon payment at the end of the five year term and exchanged 3 month USD LIBOR variable interest payments for fixed rate payments ranging from 2.305% to 2.311%. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for the commercial tranche of the Grace facility.

Due to delays in the delivery date of the Höegh Grace, an amendment of the availability period under the Grace facility extended the period to draw down the credit facilities to the new delivery date of the Höegh Grace in 2016 but did not extend the final maturity of the loan. As a result, the interest rate swaps were also amended in 2015 to match the new forecast repayment dates of the Grace facility for a cash settlement of $3.2 million which resulted in a realized loss on the amendment of $0.9 million. The effective dates of the amended interest rate swap become March 31, 2016 with a four year term. The fixed rate payment rates were unchanged and, as of the effective date, the notional amount will equal the amortized notional amount under the original swaps. The original interest rate swaps were de-designated for accounting purposes and the amended interest rate swaps were re-designated as cash flow hedges for accounting purposes of the variable interest payments for the commercial tranche of the Grace facility.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the combined carve-out balance sheets.

	Current	Long-term
	liabilities:	liabilities:
	derivative	derivative
	financial	financial
(in thousands of U.S. dollars)	instruments	instruments
As of December 31, 2015
Interest rate swaps	$1,501	$2,027

The following effects of cash flow hedges relating to interest rate swaps are included in losses on derivative financial instruments in the combined carve-out statements of income for the year ended December 31, 2015.

Year ended
December 31,
(in thousands of U.S. dollars)	2015
Realized gains (losses)	$(913)
Unrealized gains (losses)	(13)
Gain (loss) on derivative financial instruments	$(926)

The realized loss relates to the loss on the interest rate swap amendment. The unrealized loss relates to the amortization of interest rate swap amount excluded from hedge effectiveness.

As of December 31, 2015, the estimated amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months is $0.8 million for amortization of accumulated other comprehensive income for losses on the de-designated interest rate swap.

The effect of cash flow hedges relating to interest rate swaps on other comprehensive income (loss) (“OCI”) and changes in accumulated OCI in the combined carve-out statements of changes in owner’s equity is as follows for the year ended and as of December 31, 2015:

(in thousands of U.S. dollars)	Cash Flow Hedge Gains (Losses)	Accumulated OCI
Balance as of December 31, 2014	$(3,631)	$(3,631)
Effective portion of unrealized loss on cash flow hedge	(2,157)	(2,157)
OCI for period	$(2,157)
Balance as of December 31, 2015		$(5,788)

There are no tax effects included in OCI.

HÖEGH LNG COLOMBIA HOLDING LTD.

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Credit risk and concentrations of risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, amounts due from owners and affiliates and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counter parties. There is a single charterer for the vessel so there will be a concentration of risk related to trade receivables when the vessel’s time charter commences. Additionally, credit risk related to trade receivables is managed by performing ongoing credit evaluations of the charterer’s financial condition. No collateral or other security is required.

13. Commitments and contingencies

Assets pledged

As of December 31, 2015, no amount were outstanding under the Grace facility, therefore, there were no assets pledged as security.

Contractual commitments, claims and contingencies

As of December 31, 2015, there were contractual commitments of $195 million related to taking delivery of the Höegh Grace from HHI. There were no material claims or contingencies.

14. Supplemental cash flow information

Year ended
December 31,
(in thousands of U.S. dollars)	2015
Supplemental cash flow information:
Commitment fees paid as part of interest expense	$(3,355)

15. Subsequent events

Management evaluated subsequent events through December 1, 2016.